

Mail Stop 4561

November 16, 2015

David Schaeffer
Chief Executive Officer
Cogent Communications Holdings, Inc.
2450 N Street NW
Washington, DC 20037

> **Re:** **Cogent Communications Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 000-51829**

Dear Mr. Schaeffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

Substantially all of our network infrastructure equipment is manufactured…, page 12

1.   We note that you purchase the majority of the routers and transmission equipment used in your network from Cisco Systems, Inc. Please tell us whether you have any material agreements with Cisco Systems, Inc., such as a master purchase agreement. If so, tell us what consideration you have given to filing such agreements as exhibits. See Item 601(b)(10)(ii) of Regulation S-K.

Part III

Executive Compensation (Incorporated by Reference to the Definitive Proxy Statement on
Schedule 14A filed March 19, 2015).

Executive Compensation

Summary Compensation Table, page 22

2.   We note that the summary compensation table discloses dollar amounts in thousands. In
        future filings, please ensure that all compensation values reported in the summary
        compensation table are rounded to the nearest dollar. See Instruction 2 to Item 402(c) of
        Regulation S-K.

3.   We note that Mr. Schaeffer's compensation received in the form of stock in fiscal year
        2014 materially increased as compared to fiscal year 2012. We also note your general
        discussion on page 16 of operational and performance metrics that your compensation
        committee evaluates when setting compensation. In future filings, please ensure you
        discuss the factors considered in decisions to materially increase or decrease
        compensation for each named executive officer. See Item 402(b)(2)(ix) of Regulation S-
        K.

4.   It appears you have disclosed Mr. Ortega's compensation received as commissions under
        both the bonus and non-equity incentive plan compensation columns of the summary
        compensation table. Please advise. For guidance, consider Question 119.02 of our
        Regulation S-K Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

David Schaeffer
Cogent Communications Holdings, Inc.
November 16, 2015
Page 3

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 3456 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Brian D. Miller, Esq.
        Latham & Watkins LLP